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CONFORMED COPY
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: May 2003	Commission File Number: 1-14830

GILDAN ACTIVEWEAR INC.
(Name of Registrant)

725 Montée de Liesse
Ville Saint-Laurent, Quebec
Canada H4T-1P5
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If "Yes" is marked, indicate the file number assigned to the registrant in connection with
Rule 12g3-2(b): N/A

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GILDAN ACTIVEWEAR INC.
Date: May 12, 2003	By:	/s/ Gregg Thomassin Name: Gregg Thomassin Title: Vice-President, Corporate Controller

EXHIBIT

Exhibit	Description of Exhibit	Page
1	Press Release: Gildan Activewear announces record Second Quarter earnings and continuing successful ramp-up of New Honduras Textile Facility

EXHIBIT 1

PRESS RELEASE

Contact:	Laurence G. Sellyn, Executive Vice President Finance
and Chief Financial Officer
Tel: (514) 343-8805
Email: lsellyn@gildan.com
Patricia Leduc, Manager, Investor Relations
Tel: (514) 340-8790
Email: pleduc@gildan.com

Gildan Activewear Announces Record Second Quarter Earnings and Continuing
Successful Ramp-up of New Honduras Textile Facility

– EPS Up 30.4% From Fiscal 2002, Before Special Charge for Closure of Montreal Sewing Plant –

Montreal, Thursday, May 8, 2003 — Gildan Activewear Inc. (NYSE: GIL; TSX: GIL.A) today announced record results for its second fiscal quarter and six months ended March 30, 2003.

Second Quarter Earnings

The Company reported record second quarter net earnings of $20.4 million, or $0.69 per diluted share, up respectively 24.4% and 23.2% from $16.4 million or $0.56 per diluted share in the second quarter of fiscal 2002. Results included a special charge of $1.1 million after-tax, or $0.04 per diluted share, for the closure of the Company's Montreal sewing facility, which had been previously announced on March 27, 2003. Before reflecting the special charge, net earnings for the second quarter of fiscal 2003 amounted to $21.5 million, or $0.73 per share, up respectively 31.1% and 30.4% from last year. Analyst expectations for the quarter, before the special charge, ranged from EPS of $0.68 per diluted share to $0.72 per diluted share.

In U.S. dollars, net earnings before the special charge amounted to U.S. $14.1 million, or U.S. $0.48 per diluted share, up respectively 36.9% and 37.1% from the second quarter of fiscal 2002.

The higher net earnings compared to last year were due to increased unit sales, higher gross margins, and lower interest expense, reflecting the impact on net indebtedness of the significant free cash flow generated by the Company during the second half of fiscal 2002. The positive impact of these factors was partially offset by lower selling prices, together with increased selling, general and administrative expenses, and higher depreciation as a result of the Company's recent major capital investment projects.

Sales were a second quarter record of $173.1 million, up 10.5% from $156.7 million in the second quarter of fiscal 2002. The higher sales were due to a 21.4% increase in unit shipments partially offset by lower selling prices. The higher unit sales reflected 4.8% growth in overall industry shipments of T-shirts in the U.S. wholesale distributor market combined with continuing market share increases achieved by Gildan in all product categories, compared with the second quarter of last year. In spite of capacity constraints, the Company maintained its strong market leadership position in the overall T-shirt category, with a share of 29.1%, versus 28.9% a year ago. Gildan continued to achieve significant penetration in the sport shirt segment. Although overall industry shipments in the sport shirt segment through the U.S. distributor channel declined by 9.5%, Gildan's unit shipments in this category grew by 28.3% compared with the second quarter of fiscal 2002, and the Company's market share increased to 18.4% from 12.7%. Gildan's share in the fleece category increased to 10.7%, compared with 9.2% a year ago, while industry demand in this segment remained essentially flat compared with last year. All U.S. market and market share data is based on the S.T.A.R.S. Report produced by ACNielsen Market Decisions.

Gross margins were 29.6% in the second quarter, compared with 26.5% in the second quarter of fiscal 2002. Before taking account of the special charge for the closure of the Montreal sewing plant, gross margins in the second quarter of fiscal 2003 were 30.5%. The increase in gross margins was due to the impact of the Company's new low-cost integrated textile manufacturing facility at Rio Nance, Honduras, together with lower cotton costs and lower yarn conversion costs due to the recent investments in acquiring and upgrading two Canadian vertically-integrated yarn-spinning operations. These cost reductions were partially offset by lower selling prices, as the Company continued to pursue its strategy of using its manufacturing efficiencies to lower selling prices and drive increased market share, as well as the net impact of currency fluctuations.

Selling, general and administrative expenses for the second quarter were $20.6 million, or 11.9% of sales, compared with $15.7 million, or 10.0% of sales, in the second quarter of last year. The increase in selling, general and administrative expenses in the second quarter of fiscal 2003 was due to the timing of accruing the provision for the results-based management incentive program compared to the previous year, together with the impact of higher insurance premiums and costs incurred for organizational restructuring.

Six Months Earnings

Net earnings for the first six months of fiscal 2003 were a record $26.3 million, or $0.89 per diluted share, compared with $19.2 million, or $0.66 per diluted share in the first six months of last year. Before the special charge for the sewing plant closure, net earnings for the first six months were $27.4 million, or $0.93 per diluted share, up respectively $8.2 million and 40.9% from the first six months of fiscal 2002.

In U.S. dollars, net earnings for the first six months before the special charge amounted to U.S. $17.8 million, or U.S. $0.61 per diluted share, up respectively 48.3% and 48.8% from the first six months of fiscal 2002.

Outlook

The Company continues to be comfortable with its previously announced EPS range for the full 2003 fiscal year of $2.70 — $2.80 per share, after reflecting the impact of the special charge for the sewing plant closure. The Company may reassess this guidance if the value of the U.S. dollar continues to decline from present levels.

Cash Flow

The Company used $25.8 million of its surplus cash reserves in the second quarter to finance a seasonal increase in receivables and its ongoing capital expenditure program. Days sales outstanding in trade receivables were 46 days, compared with 55 days at the end of the second quarter a year ago. Capital expenditures in the second quarter amounted to $14.5 million, primarily for the Rio Nance project and completion of the modernization of the Long Sault, Ontario yarn-spinning facility. Due to the success of the Rio Nance facility, it is now being further expanded to increase its maximum production capacity and to allow for a higher proportion of colours than originally planned. Consequently, it is anticipated that capital expenditures for the full year will be in the range of $60 million.

The Company ended the second quarter with surplus cash reserves of $33.6 million and, based on its revised capital expenditure plans, anticipates that cash at the end of the 2003 fiscal year will amount to approximately $80 — $90 million.

H. Greg Chamandy, Gildan's Chairman and Chief Executive Officer, commented that "we are pleased to have added another strong quarter to our track-record of achieving or exceeding our targets for EPS growth, and to have maintained our positive momentum in our target customer markets. Also, we continue to be excited about the progress of our major manufacturing investments, in particular the ramp-up of our Rio Nance integrated textile facility, which will allow us to significantly further drive down our cost structure and position us to achieve our sales and EPS growth objectives beyond 2003."

As of April 30, 2003 there were 23,230,890 Class A subordinate shares and 6,094,000 Class B multiple voting shares issued and outstanding along with 1,095,787 options outstanding.

Profile

Gildan Activewear is a vertically-integrated manufacturer and marketer of premium quality branded basic activewear for sale principally in the wholesale imprinted activewear segment of the Canadian, U.S., European and other international apparel markets. The Company manufactures and sells premium quality 100% cotton T-shirts, 50% cotton/50% polyester T-shirts, placket collar sport shirts and premium quality fleece in a variety of weights, sizes, colours and styles. The company sells its products as blanks, which are ultimately decorated with designs and logos for sale to consumers.

(Unless otherwise indicated, all amounts are expressed in Canadian dollars.)

Certain statements included in this press release may constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. We refer you to the Company's filings with the U.S. Securities and Exchange Commission and Canadian securities regulatory authorities for a discussion of the various factors that may affect the Company's future results.

INFORMATION FOR SHAREHOLDERS

Gildan Activewear Inc. will hold a conference call to discuss these results today at 10:00 AM Eastern Time. Interested parties can join the call by dialling 1-800-967-7134. The conference call can also be accessed via live webcast at www.gildan.com

If you are unable to call in at this time, a replay of the conference call will be available by dialling 1-888-203-1112 and entering passcode 495791, until May 15. Concurrently, the conference call will be available on the Investor Relations section of Gildan's website, for 30 days.

Gildan Activewear Inc.

Consolidated Statements of Earnings

(In thousands of Canadian dollars, except per share data)

	Three months ended		Six months ended
	March 30, 2003	March 31, 2002	March 30, 2003	March 31, 2002
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Sales	$173,053	$156,679	$275,328	$245,014
Cost of sales	121,820	115,085	194,061	179,533

Gross margin	51,233	41,594	81,267	65,481
Selling, general and administrative expenses	20,646	15,733	36,511	28,849

Earnings before interest, income taxes, depreciation and amortization (EBITDA)	30,587	25,861	44,756	36,632
Depreciation and amortization	5,658	4,076	11,157	8,092
Interest expense	2,613	3,512	4,886	7,144

Earnings before income taxes	22,316	18,273	28,713	21,396
Income taxes	1,875	1,862	2,457	2,193

Net earnings	$20,441	$16,411	$26,256	$19,203

Basic EPS
Canadian $	$0.70	$0.58	$0.90	$0.68
US $(1)	$0.46	$0.36	$0.59	$0.43
Diluted EPS
Canadian $	$0.69	$0.56	$0.89	$0.66
US $(1)	$0.45	$0.35	$0.58	$0.41
Weighted average number of shares outstanding
Basic	29,160	28,381	29,053	28,294
Diluted	29,715	29,298	29,658	29,198

(1)
The U.S. dollar earnings per share are based on the Canadian GAAP results converted at the average exchange rates for the respective periods.

(2)
Certain prior period figures have been reclassified to conform with the basis of presentation adopted in the current period.

Gildan Activewear Inc.

Consolidated Statements of Cash Flows

(In thousands of Canadian dollars)

	Three months ended		Six months ended
	March 30, 2003	March 31, 2002	March 30, 2003	March 31, 2002
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash and cash equivalents, beginning of period	$61,891	$—	$70,905	$—
Cash flows from operating activities:
Net earnings	20,441	16,411	26,256	19,203
Adjustments for:
Depreciation and amortization	5,658	4,076	11,157	8,092
Future income taxes	2,632	897	2,859	(226)
Other	25	(107)	815	(152)

	28,756	21,277	41,087	26,917
Net changes in non-cash working capital balances:
Accounts receivable	(51,307)	(34,478)	(19,812)	11,150
Inventories	6,867	24,306	(29,874)	(1,094)
Prepaid expenses and deposits	(2,364)	204	(2,966)	(1,096)
Accounts payable and accrued liabilities	8,467	390	12,503	(18,644)
Income taxes payable	(1,849)	769	(2,158)	1,636

	(11,430)	12,468	(1,220)	18,869
Cash flows from financing activities:
(Decrease) increase in revolving bank loan	—	(1,052)	—	7,479
Repayment of capital leases	(1,240)	(1,340)	(2,464)	(1,939)
Repayment of other long-term debt	(442)	(401)	(652)	(814)
Proceeds from the issuance of shares	2,289	1,332	3,547	1,840
Increase in deferred charges	—	(75)	(41)	(141)

	607	(1,536)	390	6,425
Cash flows from investing activities:
Purchase of fixed assets, net of disposals	(14,532)	(10,864)	(32,555)	(24,810)
Decrease (increase) in other assets	199	(68)	281	(484)

	(14,333)	(10,932)	(32,274)	(25,294)
Effect of exchange rate changes on cash and cash equivalents	(3,087)	—	(4,153)	—

Cash, end of period	$33,648	$—	$33,648	$—

Gildan Activewear Inc.

Consolidated Balance Sheets

(In thousands of Canadian dollars)

	March 30, 2003	September 29, 2002	March 31, 2002
	(unaudited)	(unaudited)	(unaudited)
Current assets:
Cash and cash equivalents	$33,648	$70,905	$—
Accounts receivable	102,694	87,746	114,180
Inventories	142,844	112,971	179,445
Prepaid expenses and deposits	6,557	3,657	5,359
Future income taxes	5,046	5,028	7,264

	290,789	280,307	306,248
Fixed assets	226,861	209,247	171,319
Future income taxes	—	—	541
Other assets	4,569	7,085	7,272

Total assets	$522,219	$496,639	$485,380

Current liabilities:
Accounts payable and accrued liabilities	$88,285	$82,168	$79,728
Income taxes payable	987	3,063	3,560
Current portion of long-term debt	5,220	6,249	6,331

	94,492	91,480	89,619
Long-term debt:
Revolving bank loan	—	—	42,562
U.S. senior notes	102,431	110,271	106,425
Other	2,482	4,595	9,301

	104,913	114,866	158,288
Future income taxes	23,103	20,385	17,577
Shareholders' equity:
Share capital	108,472	104,925	102,201
Contributed surplus	323	323	323
Retained earnings	190,916	164,660	117,372

	299,711	269,908	219,896

Total liabilities and shareholders' equity	$522,219	$496,639	$485,380

QuickLinks

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
725 Montée de Liesse Ville Saint-Laurent, Quebec Canada H4T-1P5 (Address of Principal Executive Offices)
SIGNATURES
EXHIBIT
EXHIBIT 1
Gildan Activewear Inc. Consolidated Statements of Earnings (In thousands of Canadian dollars, except per share data)
Gildan Activewear Inc. Consolidated Statements of Cash Flows (In thousands of Canadian dollars)
Gildan Activewear Inc. Consolidated Balance Sheets (In thousands of Canadian dollars)